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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                           SEC File No: 0-25114
                                                                        -------

                                 (Check One):
      ____Form 10-K  __Form 20-F  __Form 11-K XX Form 10-Q ___ Form N-SAR
                                              --

                       FOR PERIOD ENDED:  June 30, 2001
                                         --------------

                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form 20-F
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR

                For the Transition Period Ended:_______________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      __________________________________________________________________
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                        PART I - REGISTRANT INFORMATION

                                Imaginon, Inc.
                      ----------------------------------
                            Full Name of Registrant

                                      N/A
                      ----------------------------------
                           Former Name if Applicable

                              I313 Laurel Street
                       ---------------------------------
           Address of Principal Executive Office (Street and Number)

                         San Carlos, California 94070
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                           City, State and Zip Code


                       PART II - RULES 12b-25(b) and(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Because of the increased reporting and other accounting requirements related to certain transactions of ImaginOn, including the sale of Imaginon's INOW subsidiary and the stock exchange with Vizario, Inc., the Company's limited accounting staff was unable to complete the preparation of the Form 10-Q by August 14, 2001. The Company anticipates filing the Form 10-Q no later than the fifth calendar day following the prescribed due date.
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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     David M. Schwartz, Chief Executive Officer & President       (650) 596-9300
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     (Name)                                        (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [_] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Imaginon, Inc.
                        ------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 15, 2001              By   /s/ David M. Schwartz
      -------------------               ----------------------------------------
                                     David M. Schwartz, Chief Executive Officer
                                     & President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).